UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

CardioGenics Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

14160X203

(CUSIP Number)

February 23, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

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CUSIP No.: 14160X203

1	NAMES OF REPORTING PERSONS Charlie Lewner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

5,000,000

	6	SHARED VOTING POWER

None

	7	SOLE DISPOSITIVE POWER

5,000,000

	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7% (based on 63,312,279 shares of Common Stock and 1 share of Series 1 Preferred Voting Stock, which are exchangeable into 24,176,927 shares of the Registrant’s common stock outstanding as of March 12, 2015)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2

Item 1(a).	Name of Issuer:

CardioGenics Holdings Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1WB

Item 2(a).	Name of Person Filing.

The Statement is filed on behalf of Charlie Lewner (“Mr. Lewner”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Mr. Lewner is 295 Madison Avenue, Suite 200, New York, NY 10017

Item 2(c).	Citizenship.

Mr. Lewner is a citizen of the United States of America

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.00001 per share (the “Shares”)

Item 2(e).	CUSIP Number.

14160X203

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filins is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of February 23, 2015, Mr. Lewner may be deemed the beneficial owner of 5,000,000 Shares.
Item 4(b)	Percent of Class:

5.7% (based on 63,312,279 shares of Common Stock and 1 share of Series 1 Preferred Voting Stock, which are exchangeable into 24,176,927 shares of the Registrant’s common stock outstanding as of March 12, 2015)

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Item 4(c)	Number of Shares of which such person has:

(i)	Sole power to vote or direct the vote: 5,000,000
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition of: 5,000,000
(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item	6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Charles Lewner
Charles Lewner May 19, 2015